

POWER OF ATTORNEY

The undersigned hereby constitute and appoint Reed Palmer as the undersigneds' true and lawful attorney-in-fact to:

(1) Execute in the name of, for and on behalf of the undersigned, Form ID and such other documents to be filed with the Securities and Exchange Commission ("SEC") as shall be necessary to obtain filer passwords, codes and information, to permit filings by CHRISTOPHER R. DRAHOZAL via the SEC's EDGAR system; and

(2) Execute and file, in the name of, for, and on behalf of the undersigned, a Form 144 Notice of Proposed Sale of Securities pursuant to Rule 144 under the Securities Act of 1933.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 7th day of March 2024.

Christopher R. Drahozal

STATE OF IOWA)
) ss:
COUNTY OF LINN)

On this 7th day of March 2024, Christopher R. Drahozal, to me personally known, acknowledged the execution of said instrument to be his own voluntary act and deed.

REED PALMER
Commission Number 850760
Iowa
My Commission Expires 9-12-2026
NOTARIAL SEAL

Notary Public in and for the State of Iowa

4888-2213-1115, v. 1